Investor Presentation February 3, 2016 Growing Earnings, Building Capital, and Creating Value: The Astoria Financial Merger Filed by New York Community Bancorp, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Astoria Financial Corporation Commission File No. 001-11967

New York Community Bancorp, Inc.

Cautionary Statements
Additional Information and Where to Find It
This presentation and certain other related communications are being made in respect of the proposed merger transaction involving the Company and
Astoria Financial Corporation (“Astoria Financial”). The Company has filed a registration statement on Form S-4 with the SEC, which includes a joint proxy statement of Astoria Financial and the Company and a prospectus of the Company, and each party will file other documents regarding the proposed transaction
with
the
SEC.
A
definitive
joint
proxy
statement/prospectus
will
also
be
sent
to
shareholders
of
Astoria
Financial
and
of
the
Company seeking any
required
stockholder
approvals.
Before
making
any
voting
or
investment
decision,
investors
and
security
holders
of
Astoria
Financial
and
the
Company
are
urged
to
carefully
read
the
entire
registration
statement
and
joint
proxy
statement/prospectus,
as
well
as
any amendments or
supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by the
Company and Astoria Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the
Company
may
be
obtained
free
of
charge
at
its
website
at
http://ir.mynycb.com/
and
the
documents
filed
by
Astoria
Financial may
be
obtained free
of
charge
at
its
website
at
http://ir.astoriabank.com/.
Alternatively,
these
documents,
when
available,
can
be
obtained
free
of charge
from
the
Company
upon
written
request
to
New
York
Community
Bancorp,
Inc.,
Attn:
Corporate
Secretary,
615
Merrick
Avenue,
Westbury,
New York 11590
or
by
calling
(516)
683-4420,
or
from
Astoria
Financial
upon
written
request
to
Astoria
Financial
Corporation,
Attn:
Monte
N.
Redman,
President,
One Astoria Bank Plaza,
Lake Success, New York 11042 or by calling (516) 327-3000.
Participants in Solicitation
The Company, Astoria Financial, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from
the
Company’s
and
Astoria
Financial’s
stockholders
in
favor
of
the
approval
of
the
merger.
Information
about
the
directors
and
executive officers of
the
Company
and
their
ownership
of
its
common
stock
is
set
forth
in
the
proxy
statement
for
its
2015
annual
meeting
of
stockholders,
as
previously
filed with
the
SEC
on
April
24,
2015.
Information
about
the
directors
and
executive
officers
of
Astoria
Financial
and
their
ownership
of
its common stock
is
set
forth in
the
proxy
statement
for
its
2015
annual
meeting
of
stockholders,
as
previously
filed
with
the
SEC
on
April
17,
2015.
Stockholders
may obtain additional
information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus.

New York Community Bancorp, Inc.

Cautionary Statements
Forward-Looking Information
This presentation and certain other related communications may contain certain “forward-looking statements” within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of the Company and Astoria Financial.
Forward-looking
statements
can
be
identified
by
the
use
of
the
words
“anticipate,”
“expect,”
“intend,”
“estimate,”
“target,”
and
other
words
of
similar
import. Forward-looking statements are not historical facts but, instead, express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.
Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected time frames or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with the Company’s and Astoria Financial’s respective businesses, customers,
borrowings,
repayment,
investment,
and
deposit
practices,
and
general
economic
conditions,
either
nationally
or
in
the
market
areas
in
which the Company and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations;
and
other
risks
and
important
factors
that
could
affect
the
Company’s
and
Astoria
Financial’s
future
results
are
identified
in
their
Annual
Reports on Form 10-K for the year ended December 31, 2014 and other reports filed with the SEC.
Our Use of Non-GAAP Financial Measures
This presentation may contain certain non-GAAP financial measures which management believes to be useful to investors in understanding the companies’ performance and financial condition, and in comparing their performance and financial condition with those of other banks.  Such non-GAAP financial measures are not to be considered in isolation or as a substitute for measures calculated in accordance with GAAP.
Forward-looking
statements
are
made
only
as
of
the
date
of
the
presentation
and
neither
NYCB
nor
Astoria
Financial
undertakes
any
obligation
to
update
any
forward-looking
statements
contained
in
the
presentation
to
reflect
events
or
conditions
after
the
date
hereof.

New York Community Bancorp, Inc.

(a)
Pro forma assets, deposits, and multi-family loans are based on our balances and Astoria’s at 12/31/15.
(b)
Data from SNL Financial as of 6/30/15.
(c)
Our
pro
forma
market
cap
was
calculated
by
multiplying
our
closing
price
at
12/31/15
by
the
sum
of
our
outstanding
shares
and
Astoria’s
at
that
date.
Pro
Forma
Assets
(a)
Pro Forma
Multi-Family
Loan Portfolio
(a)
Pro Forma
Deposits
(a)
Pro Forma
Deposit Market
Share
(b)
Pro Forma
Market Cap
(c)
$65.4 billion
$30.0 billion
$37.5 billion
#2
in the NY MSA
$9.6 billion
With pro forma
assets of $65.4
billion, we expect
to rank 20th
among U.S. bank
holding
companies.
With a pro forma
portfolio of $30.0
billion,
we expect
to augment our
position as a
leading multi-
family lender in
NYC.
With pro forma
deposits of $37.5
billion and over
350
branches in
Metro NY, NJ, OH,
FL, and AZ, we
expect to rank
23rd among the
nation’s largest
depositories.
With
pro forma
deposits of
$31.7
billion in the NY
MSA, we expect
our deposit market
share rank among
regional banks to
rise to #2.
With a pro forma
market cap of $9.6
billion, we expect
to rank 19th
among the nation’s
publicly traded
banks and thrifts.
The Astoria merger –
like the others we’ve completed –
is expected to grow
our earnings, build our capital, and create value for our investors.
Note:  Except as otherwise indicated, all information regarding Astoria in this presentation, include the appendices, was provided by Astoria; all industry data was provided by SNL Financial as of 12/31/15.

New York Community Bancorp, Inc.

The Astoria merger is expected to significantly increase our earnings and strengthen our balance sheet.
Significantly Increases
our Earnings
~
20%
pro
forma
earnings
accretion
(a)
~ 15.5% return on average tangible common
equity (ROATCE)
Expected cost saves (~ 50% of Astoria’s non-
interest expense) maintain our longstanding
record of efficiency
Expands our margin
Increases our revenue stream
Significantly Strengthens
our Balance Sheet
De-risking strategies greatly enhance our
balance sheet profile
6% tangible book value per share (TBVPS)
accretion
upon
closing
in
4Q
2016
(a)
Boosts deposits by $9 billion and substantially
increases our share of deposits in core markets
Heightens liquidity while reducing our cost of
funds
Extends our longstanding record of exceptional
asset quality
Reduces our interest rate sensitivity
Builds capital
(a)
Including the strategic debt repositioning and capital raise completed in 4Q 2015.

New York Community Bancorp, Inc.

The Astoria merger features substantial upside potential
relative to the purchase price.
Source: SNL Financial, company disclosure.
(a)
Time deposits greater than $100k are based on 2Q 2015 regulatory disclosure for Astoria.
(b)
Core deposits reflect total deposits less time deposits greater than $100k.
(c)
Represents the average for U.S. bank-to-bank M&A transactions announced since 2013 with deal values between $1 billion -
$10 billion.
Substantially Higher
Financial
Returns
Attractive Purchase
Price
Multiples
NYCB
Bank-to-bank M&A transactions since 2013
(c)
1.49x
1.78x
Price / TBVPS
7.7%
12.1%
Core Deposit Premium
20.0%
10.1%
EPS Accretion
6.0%
(5.2%)
TBVPS Accretion /
(Dilution)
(a)
(b)

Note: Data from SNL Financial as of 6/30/15.
Long Island
Brooklyn
Queens
Westchester
52%
85%
92%
Within 1 Mile
Within 3 Miles
Within 5 Miles
Astoria
NYCB
% of Astoria branches near an NYCB branch
The Astoria merger is expected to create New York’s pre-
eminent community bank.

New York Community Bancorp, Inc.

New York Community Bancorp, Inc.

Increases our rank among regional banks in
the NY MSA from #4 to #2
Boosts our market share in four attractive
Metro NY markets: Nassau and Suffolk
Counties (Long Island), Queens, and Brooklyn
Infusion of low-cost core deposits enhances
our funding mix
Expands our customer base and opportunities
to increase non-interest revenues
Potential improvement in deposit pricing
power due to increased scale
We expect the Astoria merger to significantly increase our
share of deposits in the NY MSA.
2015 Rank
Top Banks in the
NY MSA
(a)
Branches
Deposits ($mm)
1
Capital One
302
$55,860
2
NYCB Pro Forma
291
31,703
2
Signature
29
24,444
3
M&T Bank
178
23,149
4
NYCB
204
22,274
5
PNC
237
19,963
6
Valley National
194
12,937
7
Investors
113
11,787
8
Apple Financial
80
10,337
9
Astoria Financial
87
9,429
10
First Republic
9
9,335
Note:  Data from SNL Financial as of 6/30/15.
(a)
Excludes international banks and money centers including: JPMorgan, Bank of New York Mellon, HSBC Holdings, Citigroup, Bank of America, TD, Wells
Fargo, Bank of China, and Banco Santander.
A Stronger Deposit Franchise

New York Community Bancorp, Inc.

The Astoria merger is expected to significantly increase our share of deposits in four highly attractive markets.
Nassau
2015 Rank
Top Banks
Branches
Deposits ($000)
1
JPMorgan Chase & Co.
92
$13,964,179
2
Capital One Financial Corp.
49
10,109,533
3
NYCB Pro Forma
65
10,086,758
3
Citigroup Inc.
46
9,455,824
4
NYCB
37
6,534,120
5
Toronto-Dominion Bank
32
4,825,027
6
Bank of America Corp.
41
4,031,542
7
Astoria Financial Corp.
28
3,552,638
8
Signature Bank
5
2,710,436
9
Flushing Financial Corp.
4
2,374,108
10
Apple Financial Holdings
11
1,938,116
Note:  Data from SNL Financial as of 6/30/15.
Queens
2015 Rank
Top Banks
Branches
Deposits ($000)
1
JPMorgan Chase & Co.
91
$12,396,075
2
Citigroup Inc.
30
7,550,846
3
Capital One Financial Corp.
36
5,773,420
4
NYCB Pro Forma
61
5,641,369
4
NYCB
44
3,406,755
5
Toronto-Dominion Bank
30
3,149,768
6
Astoria Financial Corp.
17
2,234,614
7
HSBC Holdings Plc
17
1,960,130
8
Ridgewood Savings Bank
12
1,866,343
9
Bank of America Corp.
22
1,536,465
10
Maspeth Federal
5
1,080,866
Suffolk
2015 Rank
Top Banks
Branches
Deposits ($000)
1
JPMorgan Chase & Co.
95
$9,911,083
2
Capital One Financial Corp.
52
9,199,284
3
Bank of America Corp.
33
3,796,602
4
Citigroup Inc.
24
3,723,156
5
NYCB Pro Forma
54
3,247,433
5
HSBC Holdings Plc
19
3,113,402
6
Toronto-Dominion Bank
29
2,741,933
7
Bridge Bancorp Inc.
29
2,165,333
8
Astoria Financial Corp.
26
2,062,844
9
Suffolk Bancorp
26
1,699,044
10
People's United
40
1,275,427
12
NYCB
28
1,184,589
Brooklyn
2015 Rank
Top Banks
Branches
Deposits ($000)
1
JPMorgan Chase & Co.
81
$13,084,933
2
Citigroup Inc.
27
5,561,319
3
Banco Santander SA
20
4,674,495
4
Capital One Financial Corp.
31
3,578,731
5
Toronto-Dominion Bank
26
2,906,050
6
HSBC Holdings Plc
20
2,578,225
7
Signature Bank
4
2,209,221
8
NYCB Pro Forma
26
1,974,111
8
Apple Financial Holdings
18
1,792,918
9
Bank of America Corp.
22
1,492,435
10
Dime Community
10
1,263,869
11
Astoria Financial Corp.
12
1,166,054
12
NYCB
14
808,057

New York Community Bancorp, Inc.

(a)
Represents the sum of NYCB’s and Astoria’s balances at 12/31/2015.
(b)
Tangible stockholders’ equity is a non-GAAP financial measure. Please see page 36 for additional information.
Summary Pro Forma
Balance Sheet
Increases our share of NYC’s multi-family lending market
Leverages our mortgage banking platform and Astoria’s
residential mortgage lending expertise
Extends our longstanding record of credit quality and capital strength
(dollars in billions)
December 31, 2015
NYCB
Pro Forma
(a)
Change
Assets
$50.3
$65.4
30.0%
Loans, net
38.0
49.1
29.1
Multi-Family Loans
26.0
30.0
15.5
Total Deposits
28.4
37.5
32.0
Wholesale
Borrowings
15.4
19.1
24.1
Stockholders’ Equity
5.9
7.6
28.0
Tangible
Stockholders’
Equity
(b)
3.5
5.0
42.3
Reflecting its in-market nature and our extensive expertise in post-merger integration and restructuring, the Astoria merger presents maximal opportunities for revenue enhancement while minimizing risk.
Capitalizes on
Complementary Business Models
Provides immediate scale to leverage compliance-related
costs
Expedites our ability to comply with LCR requirements
Validates our extensive preparations for SIFI status
Facilitates our Transition to SIFI Status
Provides Ample Opportunities
for Continued Earnings and
Capital Growth
Post-merger sale of $1+ billion of acquired assets to reduce credit risk, enhance liquidity, and fund investments in HQLAs
Acquired real estate has embedded value

The Astoria merger is expected to enhance our asset and
funding mix.
NYCB
Astoria
Pro Forma
(a)
Total Loans: $37.8 bn
Yield on Loans: 3.97%
NYCB
Astoria
Pro Forma
(a)
Total Deposits: $28.4 bn
Cost of I-B Deposits: 0.62%
Total Loans: $11.1 bn
Yield on Loans: 3.51%
Total Loans: $48.9 bn
Yield on Loans: 3.86%
Total Deposits: $9.1 bn
Cost of I-B Deposits: 0.41%
Total Deposits: $37.5 bn
Cost of I-B Deposits: 0.58%
(a)
Pro forma based on the sum of Astoria’s and NYCB’s loans and deposits.
Note:  All amounts are as of 12/31/15.
Multi-family
69%
CRE
21%
ADC
1%
C&I
4%
1-4 Family
(Non-covered)
0%
Covered
Loans
5%
Other
0%
Multi-family
36%
CRE
7%
C&I
1%
1-4 Family
(Non-covered)
54%
Other
2%
Multi-family
61%
CRE
18%
ADC
1%
C&I
3%
1-4 Family
(Non-covered)
13%
Covered
Loans
4%
Other
0%
NOW and
MMA
46%
Savings
26%
CDs
19%
N-I-B
9%
NOW and
MMA
45%
Savings
26%
CDs
20%
N-I-B
9%
NOW and
MMA
44%
Savings
23%
CDs
22%
N-I-B
11%
New York Community Bancorp, Inc.

New York Community Bancorp, Inc.

We expect the Astoria merger to provide multiple opportunities to drive profitable, sustainable, long-term asset growth.
The Pro Forma Company is Primed for Strong Core Asset Growth
Results in greater on-balance sheet capacity to support loan production
Highly liquid residential mortgage loan portfolio provides the flexibility to manage our asset mix
Stronger capital formation and multiple sources of funding and liquidity are available to support growth
Growth Levers
More loans to be retained in portfolio once
SIFI threshold is exceeded ($2.6 billion of
loans sold from 3Q 2014 through 4Q 2015
to manage our assets under $50 billion)
Expected sale of acquired (higher-risk)
assets to support loan growth going forward
Facilitates the continuation of our growth-
through-acquisition strategy
Results
Earnings growth
Higher operating leverage
Improved risk profile
Enhanced returns for investors

New York Community Bancorp, Inc.

De-risking our balance sheet is expected to strengthen our
financial performance both before and after the merger.
Balance Sheet Repositioning Strategies
In 4Q 2015, we prepaid $10.4 billion of primarily puttable wholesale borrowings with an average cost of 3.16% and replaced them with a like amount of wholesale borrowings with fixed maturities and an average cost of 1.58%.
While the prepayment of wholesale borrowings resulted in a one-time after-tax debt repositioning charge of $546.8 million in 4Q 2015, it is expected to reduce our annual interest expense by ~ $100 million after-tax beginning in
2016.
Upon completion of the merger, the terms on $1.5 billion of short-term borrowings will be extended, reducing our interest rate sensitivity.
We also expect to sell $1.0 billion of Astoria’s non-performing and higher-risk assets at the close.
Benefits of De-Risking:
Eliminates puttable risk
Improves NPV and NII interest rate
sensitivity ratios
Reduces exposure to rising interest rates
Enhances both liquidity and asset quality
Financial Benefits Expected in
FY 16 from 4Q 15 Repositioning:
EPS accretion:
~ 10%
Net Interest Margin:
~ 35 bps
Net Interest Income:
~ $165 million
Net Income:
~ $100 million

New York Community Bancorp, Inc.

Enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth.
Completed on 11/4/15, our common stock offering:
—
Immediately supported our tangible stockholders’ equity
and Tier 1 common equity; and
—
Exceeded by $87.3 million the impact on capital of the
one-time after-tax balance sheet repositioning charge
incurred in 4Q 2015.
Adjusting our quarterly cash dividend to $0.17 per share
positioned us for sustainable long-term capital growth while still providing our investors with an attractive yield.
—
Dividend declared on 1/26/16 provided a yield of 4.6%.
—
Capital retention served to minimize the dilution from our
4Q 2015 capital raise.
—
Building capital will facilitate the execution of our growth-
through-acquisition strategy going forward, and provide
the flexibility to maximize future value-enhancing capital
deployment strategies.
Enhancements to Our
Capital Management Strategy
Increased Capital
Generation
~ 55
bps
~
90
bps
NYCB Stand-Alone
Pro Forma
w/ Astoria
4Q 2016
12-month bps of Capital Generation

New York Community Bancorp, Inc.

36%
44%
(a)
2010
2015
Following enactment of the Dodd-Frank Act, we began allocating significant resources towards SIFI preparedness.
The degree to which we have already leveraged the cost of SIFI compliance is reflected in the ~ 800-basis point increase in our efficiency ratio since the enactment of Dodd-Frank.
The merger will provide the additional scale to leverage the remaining SIFI compliance costs.
While we expect the merger to bring us well beyond the current
SIFI threshold, we plan to cross it organically in 2Q 2016.
Preparing for SIFI Status
NYCB Efficiency Ratio
Prior to and Since Dodd-Frank
SIFI Compliance
Key infrastructure investments to date include:
—
Enhanced ERM and corporate governance
frameworks
—
Bottom-up capital planning and stress testing
capabilities
—
Substantial expansion of regulatory compliance staff
Remaining costs of SIFI compliance include LCR,
CCAR reporting, and Living Will
(a)
Excludes the impact of the debt repositioning charge recorded in net interest income and the debt repositioning charge and merger-related expenses recorded in non-interest expense. Please see the reconciliation of our GAAP and non-GAAP efficiency ratios on page 37.

New York Community Bancorp, Inc.

14%
13%
26%
4%
19%
29%
52%
32%
23%
29%
32%
27%
35%
31%
21%
32%
28%
27%
25%
29%
21%
36%
24%
21%
5%
32%
18%
13%
23%
35%
38%
35%
41%
34%
39%
50%
40%
50%
51%
55%
59%
71%
57%
78%
86%
14%
18%
26%
36%
37%
42%
55%
58%
67%
67%
68%
69%
70%
71%
72%
78%
78%
80%
88%
92%
93%
102%
107%
ZION
BAC
MTB
C
MS
JPM
NYCB
PF 2017
BBT
CFG
STI
HBAN
CMA
WFC
USB
COF
FITB
PNC
KEY
STT
RF
DFS
NTRS
BK
AXP
As we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio for our SIFI peers.
Dividends
Approved in 2015
Share
Repurchases Approved in 2015

We Expect the Core Components of our Business Model to Be Enhanced by the Astoria Financial Merger

New York Community Bancorp, Inc.

$17,433
$18,605
$20,714
$23,849
$25,989
$30,013
12/31/11
12/31/12
12/31/13
12/31/14
12/31/15
12/31/15
Pro
Forma
NYCB
Portfolio Statistics
at
or for the
12
Mos. Ended
12/31/15
% of non-covered loans held for
investment = 72.7%
Average principal balance = $5.3 million
Weighted average life = 2.8 years
% of our multi-family loans located in
Metro New York = 80.6%
% of HFI
loan originations = 72.7%
Multi-Family
Loan Portfolio
(in millions)
The merger is expected to increase our share of NYC’s highly attractive multi-family lending niche.
Originations:
$5,761
$5,791
$7,417
$7,584
$9,214
$9,998
(b)
(a)
Includes Astoria’s balance of multi-family loans at 12/31/15.
(b)
Includes Astoria’s multi-family loan originations in the twelve months ended 12/31/15.
(a)

New York Community Bancorp, Inc.

0.68%
1.63%
2.83%
2.89%
0.00%
0.03%
0.13%
0.21%
2007
2008
2009
2010
0.54%
1.28%
1.50%
1.17%
0.91%
0.00%
0.00%
0.04%
0.07%
0.06%
1989
1990
1991
1992
1993
S & L Crisis
Net Charge-Offs/ Average Loans
5-Year Total
NYCB:  17 bp
SNL U.S. Bank and Thrift Index: 540 bp
4-Year Total
NYCB: 37 bp
SNL U.S. Bank and Thrift Index: 803 bp
SNL U.S. Bank and Thrift Index
NYCB
Great Recession
Current Credit Cycle
5-Year Total
NYCB: 52 bp
SNL U.S. Bank and Thrift Index: 476 bp
1.77%
1.24%
0.76%
0.53%
0.43%
0.35%
0.13%
0.05%
0.01%
2011
2012
2013
2014
2015
(0.02)%
We have been distinguished by our low level of net charge-
offs in downward credit cycles.

New York Community Bancorp, Inc.

2.91%
4.00%
4.05%
3.41%
2.35%
1.46%
2.48%
2.10%
2.83%
1.51%
12/31/89
12/31/90
12/31/91
12/31/92
12/31/93
S & L Crisis
Great Recession
Current Credit Cycle
Non-Performing Loans
(a)(b)
/ Total Loans
(a)
(a)
Non-performing loans and total loans exclude covered loans and non-covered purchased credit-impaired loans.
(b)
Non-performing loans are defined as non-accrual loans and loans 90 days or more past due but still accruing interest.
1.11%
2.71%
4.17%
3.56%
0.11%
0.51%
2.47%
2.63%
12/31/07
12/31/08
12/31/09
12/31/10
2.60%
2.22%
1.66%
1.26%
0.78%
1.28%
0.96%
0.35%
0.23%
0.13%
12/31/11
12/31/12
12/31/13
12/31/14
12/31/15
Average NPLs/Total Loans
NYCB: 2.08%
SNL U.S. Bank and Thrift Index: 3.34%
Average NPLs/Total Loans
NYCB: 1.43%
SNL U.S. Bank and Thrift Index: 2.89%
SNL U.S. Bank and Thrift Index
NYCB
Average NPLs/Total Loans
NYCB: 0.59%
SNL U.S. Bank and Thrift Index: 1.70%
The sale of Astoria’s non-performing and higher-risk loans upon completion of the merger is expected to enable us to maintain our superior record of asset quality.

New York Community Bancorp, Inc.

SNL U.S. Bank and Thrift Index
NYCB
Astoria
The Astoria merger also is expected to maintain our record
of superior efficiency.
67.12%
66.59%
65.93%
65.41%
65.84%
40.03%
40.75%
42.71%
43.16%
43.81%
(a)
2011
2012
2013
2014
2015
2015
Efficiency Ratio
Benefits of the Astoria
Merger
In-market nature of the merger
underscores the potential for significant
cost savings
Estimated cost saves = ~
50% of Astoria’s
non-interest expense
Opportunity to leverage our mortgage
platform and
Astoria’s retail origination model
Provides immediate scale to absorb higher
SIFI compliance-related
costs
Expanded
customer
base
represents
an
opportunity for revenue growth (e.g., through
sales of third-party investment products and
other financial services)
73.21%
(a)
Excludes the impact of the debt repositioning charge recorded in net interest income and the debt repositioning charge and merger-related expenses recorded in non-interest expense. Please see the reconciliation of our GAAP and non-GAAP efficiency ratios on page 37.

New York Community Bancorp, Inc.

Features
Loans can be originated/purchased in all 50 states and the District of Columbia.
Loan production is driven by our proprietary real time, web-accessible mortgage banking
technology
platform,
which
securely
controls
the
lending
process
while
mitigating business and regulatory risks.
We
have over 900 approved clients including community banks, credit unions, mortgage companies, and mortgage brokers.
100% of loans funded are full documentation, prime credit loans.
Credit Quality
As of December 31, 2015, 99.8% of all funded loans were current.
Limited
Repurchase Risk
Of
the
eight
loans
that
were
repurchased
in
2015,
five
were
subsequently
resolved
and
three were placed back into the portfolio.
Benefits
Since January 2010, our mortgage banking business has originated 1-4 family loans of $42.7 billion and generated mortgage banking income of $638.5 million.
Our proprietary mortgage banking platform has enabled us to expand our revenues, market share, and product line.
Over time, mortgage banking income has supported the stability of our return on average tangible assets, even in times of interest rate volatility.
The Astoria merger is expected to leverage our mortgage banking platform and its residential mortgage lending expertise.

Total Return on Investment

New York Community Bancorp, Inc.

244%
213%
209%
245%
168%
260%
393%
450%
461%
717%
2,059%
2,754%
3,843%
2,670%
3,069%
4,265%
4,319%
11/23/93
12/31/99
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
12/31/14
12/31/15
CAGR since IPO:
26.2%
(a)
Bloomberg
Total Return on Investment
As
a
result
of
nine
stock
splits
between
1994
and
2004,
our
charter
shareholders
have
2,700
shares
of
NYCB stock for each 100 shares originally purchased.
SNL
U.S. Bank and Thrift Index
NYCB
(a)
Our commitment to building value for our investors is reflected in our total returns over the course of our public life.
4,682%

New York Community Bancorp, Inc.

2/3/16
Visit our website:
ir.myNYCB.com
E-mail requests to:
ir@myNYCB.com
Call Investor Relations at:
(516) 683-4420
Write to:
Investor Relations
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590
For More Information

Appendix A: Additional Information about the Proposed Astoria Financial Merger

New York Community Bancorp, Inc.

Transaction Features
The Merger
Astoria Financial will merge with and into NYCB and Astoria Bank will merge with and into NYCB’s primary bank subsidiary, New York Community Bank.
Consideration
One-for-one
fixed exchange ratio plus $0.50 per share cash payment
Cost Savings
Approximately 50% of Astoria’s non-interest expense
Merger &
Integration Costs
Approximately $180
million pre-tax
Credit Mark
Approximately 1% of current portfolio less net charge-offs at the close
Closing Conditions
Contingent on the approval of NYCB’s and Astoria’s regulators and shareholders
Other customary closing conditions
Expected Closing
4Q 2016, subject to the conditions noted above

New York Community Bancorp, Inc.

NYCB
Features
Astoria Financial
1859
Established
1888
1993
Year Converted
1993
Westbury, NY
Headquarters
Lake Success, NY
Largest US Thrift
Rank by Assets
4th Largest US Thrift
NYSE
Exchange
NYSE
484,943,308
Shares Outstanding at 12/31/15
100,721,358
$7.91 Billion
Market Cap at 12/31/15
$1.60 Billion
Nassau, Suffolk, Queens,
Brooklyn, Manhattan, Westchester,
Staten Island,
The Bronx
Metro NY Markets
Nassau, Suffolk, Queens,
Brooklyn, Manhattan, Westchester
143
(a)
Number of Branches in
Metro NY
88
(a)
258
(a)(b)
Total Number of Branches
88
(a)
3,448 FTE
Number of
Employees
1,551
FTE
(a)
At 12/31/15
(b)
Includes 46 branches in NJ, 28 in OH, 27 in FL, and 14 in AZ.
NYCB and Astoria Financial at a Glance

New York Community Bancorp, Inc.

NYCB and Astoria Financial:  Earnings Summary
For the 3 months ended 12/31/15
For the 12 months ended 12/31/15
(in thousands,
except share data)
NYCB
Astoria
Financial
NYCB
Astoria
Financial
Net interest income
$324,554
(a)
$84,684
$1,181,831
(a)
$340,289
Recovery
of losses on loans
(6,317)
(4,323)
(15,004)
(12,072)
Non-interest income
59,041
13,469
210,763
54,596
Non-interest expense
159,430
(a)
74,506
615,504
(a)
289,083
Income tax expense
85,292
(a)
9,539
289,253
(a)
41,203
(b)
Net income
145,190
(a)
18,431
502,841
(a)
76,671
(b)
Diluted
earnings per common share
0.31
(a)
0.16
1.11
(a)
0.67
(b)
Dividend per common share
0.25
0.04
1.00
0.16
(a)
Presented on a non-GAAP basis.  Please see pages 38 and 40 –
42 for reconciliations of NYCB’s GAAP and non-GAAP amounts and measures.
(b)
Presented on a non-GAAP basis.  Please see pages 39 and 42 for reconciliations of Astoria’s GAAP and non-GAAP amounts and measures.

New York Community Bancorp, Inc.

At or for the 3 months ended 12/31/15
At or for the 12
months ended 12/31/15
NYCB
(a)
Astoria Financial
NYCB
(a)
Astoria Financial
(b)
ROATE
17.26%
4.85%
15.01%
5.19%
ROATA
1.24
0.49
1.09
0.51
Net Interest Margin
(c)
2.95
2.39
2.71
2.36
Efficiency Ratio
(d)
41.27
75.91
43.81
73.21
NPAs
(e)
/Total Assets
(e)
0.13
1.05
0.13
1.05
NPLs
(f)
/Total Loans
(f)
0.13
1.24
0.13
1.24
Net
(Recoveries) Provisions/ Average Loans
(0.00)
0.04
(0.02)
0.01
Equity/Total
Assets
11.79
11.03
11.79
11.03
Tangible Equity/Tangible Assets
(a)
7.30
9.06
7.30
9.06
Common Equity Tier 1 Ratio
10.48
16.00
10.48
16.00
Leverage Capital Ratio
7.76
10.21
7.76
10.21
NYCB and Astoria Financial:  Profitability, Asset Quality, and
Capital Measures
(a)
ROATE and ROATA are presented on a non-GAAP basis.  Please see page 42  for a reconciliation of NYCB’s GAAP and non-GAAP measures.
(b)
ROATE and ROATA are presented on a non-GAAP basis.  Please see page 42  for a reconciliation of Astoria’s GAAP and non-GAAP measures.
(c)
NYCB’s margin has been adjusted to exclude the debt repositioning charge recorded in its 4Q and full-year 2015 net interest income, and is therefore a non-
GAAP measure.  Please see page 41 for a reconciliation of NYCB’s GAAP and non-GAAP margin.
(d)
NYCB’s efficiency ratio excludes the impact of the debt repositioning charge recorded in net interest income and the debt repositioning charge and merger-
related expenses recorded in non-interest expense. Please see the reconciliation of NYCB’s GAAP and non-GAAP efficiency ratios on page 37.
(e)
Non-performing assets and total assets exclude covered loans, non-covered purchased credit-impaired loans, and covered other real estate owned.
(f)
Non-performing loans and total loans, which exclude covered loans and non-covered purchased credit-impaired loans, are defined as non-accrual loans and
loans 90 days or more past due but still accruing interest.

Appendix B: Historical Information about Our Merger Transactions

New York Community Bancorp, Inc.

* The
Astoria merger was announced in October 2015.  All other mergers on this page were completed in the months and years indicated.
The number of branches indicated for our previous transactions is the number of branches in our current franchise that stemmed from each.
Transaction Type:
Savings Bank
Commercial Bank
Branch
FDIC
Deposit
The Astoria merger leverages our expertise in executing accretive transactions and managing post-merger integrations.
1.  Nov. 2000
Haven Bancorp
(HAVN)
Assets:
$2.7 billion
Deposits:
$2.1 billion
Branches: 28
2.  July 2001
Richmond County
Financial Corp.
(RCBK)
Assets:
$3.7 billion
Deposits:
$2.5 billion
Branches: 24
3.  Oct. 2003
Roslyn Bancorp,
Inc. (RSLN)
Assets:
$10.4 billion
Deposits:
$5.9 billion
Branches: 38
4.  Dec. 2005
Long Island
Financial Corp.
(LICB)
Assets:
$562 million
Deposits:
$434 million
Branches: 9
5.  April 2006
Atlantic Bank of
New York (ABNY)
Assets:
$2.8 billion
Deposits:
$1.8 billion
Branches:
14
6.  April 2007
PennFed Financial
Services, Inc.
(PFSB)
Assets:
$2.3 billion
Deposits:
$1.6 billion
Branches:
22
7.  July 2007
NYC branch
network of Doral
Bank, FSB (Doral-
NYC)
Assets:
$485 million
Deposits:
$370 million
Branches: 11
8.  Oct. 2007
Synergy Financial
Group, Inc. (SYNF)
Assets:
$892 million
Deposits:
$564 million
Branches:
16
9.  Dec. 2009
AmTrust Bank
Assets:
$11.0 billion
Deposits:
$8.2 billion
Branches: 64
10.  March 2010
Desert Hills Bank
Assets:
$452 million
Deposits:
$375 million
Branches: 3
11.  June 2012
Aurora Bank FSB
Assets:
None
Deposits:
$2.2 billion
Branches: 0
Payment
Received:
$24.0 million
12. Oct. 2015*
Astoria Financial
Corporation (AF)
Assets:
$15.1 billion
Deposits:
$9.0 billion
Branches:  88

New York Community Bancorp, Inc.

(in millions)
Deposits
w/ HAVN
w/ RCBK
w/ RSLN
w/ LICB
w/ ABNY
w/
PFSB,
Doral, &
SYNF
w/
AmTrust
w/
Desert
Hills
w/ Astoria
Total Deposits:
$3,268
$5,472
$10,360
$12,168
$12,764
$13,311
$22,418
$21,890
$24,878
$28,329
$28,426
$37,533
Total Branches:
86
120
139
152
166
217
276
276
275
272
258
345
The Astoria merger, like every other, is expected to enhance our liquidity, reduce our funding costs, and boost our deposit market share.
w/ Aurora
$1,874
$2,408
$4,362
$5,247
$5,945
$6,913
$9,054
$7,835
$9,121
$6,421
$5,312
$7,307
$1,223
$2,609
$5,278
$6,015
$5,554
$4,975
$11,494
$12,122
$12,998
$19,601
$20,610
$26,724
$171
$455
$720
$906
$1,265
$1,423
$1,870
$1,933
$2,759
$2,307
$2,504
$3,502
12/31/00
12/31/01
12/31/03
12/31/05
12/31/06
12/31/07
12/31/09
12/31/10
12/31/12
12/31/14
12/31/15
CDs
NOW,
MMAs, and Savings
Demand deposits
12/31/15
Pro Forma

New York Community Bancorp, Inc.

$1,946
$3,255
$7,368
$12,854
$14,529
$14,055
$16,736
$16,802
$18,605
$23,849
$25,989
$30,013
$324
$566
$1,445
$2,888
$3,114
$3,826
$4,987
$5,438
$7,437
$7,637
$7,860
$8,680
$1,366
$1,584
$1,686
$1,287
$2,010
$2,482
$1,654
$1,467
$1,243
$1,539
$1,914
$8,182
12/31/00
12/31/01
12/31/03
12/31/05
12/31/06
12/31/07
12/31/09
12/31/10
12/31/12
12/31/14
12/31/15
12/31/15
Pro Forma
Held-for-Investment Loan Portfolio
After
HAVN
After
RCBK
After
RSLN
After
LICB
After
ABNY
After
PFSB,
Doral, &
SYNF
After
AmTrust
After
Desert
Hills
HFI Loans Outstanding:
$3,636
$5,405
$10,499
$17,029
$19,653
$20,363
$23,377
$23,707
$27,285
$33,025
$35,763
$46,875
HFI Originations:
$616
$1,150
$4,330
$6,332
$4,971
$4,853
$3,392
$4,329
$8,969
$11,015
$12,673
$14,308
After
Aurora
Multi-family
CRE
All other HFI loans
(in millions)
The Astoria merger, like every other, is expected to provide funding for the growth of our high-yielding loan portfolio.
After
Astoria

Appendix C: Reconciliations of GAAP and Non-GAAP Financial Measures

New York Community Bancorp, Inc.

December 31, 2015
(dollars in thousands)
NYCB
Astoria
Total stockholders’ equity
$ 5,934,696
$1,663,448
Less: Goodwill
(2,436,131)
(185,151)
Core deposit intangibles
(2,599)
--
Preferred stock
--
(129,796)
Tangible stockholders’ equity
$ 3,495,966
$1,348,501
Total assets
$50,317,796
$15,076,211
Less: Goodwill
(2,436,131)
(185,151)
Core deposit intangibles
(2,599)
--
Tangible assets
$47,879,066
$14,891,060
Stockholders’ equity to total assets
11.79%
11.03%
Tangible stockholders’ equity to tangible assets
7.30%
9.06%
Tangible stockholders’ equity and tangible assets are non-GAAP financial measures. The following table presents reconciliations of these non-GAAP measures with the related GAAP measures for NYCB and for Astoria at December 31, 2015.
Reconciliations of GAAP and Non-GAAP Financial Measures

New York Community Bancorp, Inc.

For the Three Months Ended
December 31, 2015
For the Twelve Months Ended
December 31, 2015
(dollars in thousands)
GAAP
Non-GAAP
GAAP
Non-GAAP
Total net interest income and non-interest income
$(390,161)
$(390,161)
$618,838
$618,838
Adjustment:
Debt repositioning charge
--
773,756
--
773,756
Adjusted total net interest income and
non-interest income
$(390,161)
$383,595
$618,838
$1,392,594
Operating expenses
$163,735
$163,735
$615,600
$615,600
Adjustment:
State and local non-income taxes resulting from the loss
on debt repositioning and recorded in G&A expense
--
(5,440)
--
(5,440)
Adjusted operating expenses
$163,735
$158,295
$615,600
$610,160
Efficiency ratio
(41.97)%
41.27%
99.48%
43.81%
The
following
table
presents
reconciliations
of
NYCB’s
GAAP
and
non-GAAP
efficiency
ratios
for
the
three
and
twelve
months
ended
December
31,
2015.
Reconciliations of NYCB’s GAAP and Non-GAAP Efficiency
Ratios

New York Community Bancorp, Inc.

Reconciliations of NYCB’s GAAP Loss and Non-GAAP Earnings
For the Three Months Ended
December 31, 2015
For the Twelve Months Ended
December 31, 2015
$(404,807)
$  (47,156
Debt repositioning charge
914,965
914,965
State and local non-income taxes resulting
from the loss on debt repositioning and
recorded in G&A expense
5,440
5,440
Merger-related expenses
3,702
3,702
Income tax effect
(374,110)
(374,110)
$ 145,190
$ 502,841
$(0.87)
$(0.11)
Debt repositioning charge
1.17
1.22
Merger-related expenses
0.01
0.01
$ 0.31
$ 1.11
The following table presents reconciliations of NYCB’s GAAP loss and non-GAAP earnings for the three and twelve months ended December 31, 2015.
(a)
Footing differences are due to rounding.
(in thousands, except per share data)
GAAP Loss
Adjustments to GAAP Loss:
Non-GAAP earnings
Diluted GAAP Loss per Share
Adjustments to diluted GAAP loss per share:
Diluted non-GAAP earnings per share
(a)
)

New York Community Bancorp, Inc.

Reconciliations of Astoria’s GAAP and Non-GAAP Net Income and Diluted
Earnings per Common Share and its GAAP and Non-GAAP Income Tax
Expense
The following table presents a reconciliation of Astoria's GAAP and non-GAAP net income and diluted earnings per common share for the twelve months ended December 31, 2015.
The following table presents a reconciliation of Astoria's GAAP and non-GAAP income tax expense for the twelve months ended December 31, 2015.
(in thousands, except per share data)
For the Twelve Months Ended
December 31, 2015
GAAP Net
Income
$  88,075
Adjustment to GAAP earnings:
Income tax expense adjustment
(11,404)
Non-GAAP net income
$ 76,671
Diluted GAAP earnings per common share
$ 0.79
Adjustment to diluted GAAP earnings per common share:
Income tax expense adjustment
(0.12)
Diluted non-GAAP earnings per common share
$ 0.67
(in thousands)
For the Twelve Months Ended
December 31, 2015
GAAP Income
Tax Expense
$  29,799
Adjustment to diluted
GAAP income tax expense:
Income tax expense adjustment
11,404
Non-GAAP income
tax expense
$ 41,203

New York Community Bancorp, Inc.

Reconciliations of NYCB’s GAAP and Non-GAAP Net Interest (Loss)
Income and GAAP and Non-GAAP Non-Interest Expense
For the Three Months Ended
December 31, 2015
For the Twelve Months Ended
December 31, 2015
$(449,202)
$
408,075
Debt repositioning charge
773,756
773,756
$ 324,554
$1,181,831
The following table presents reconciliations of NYCB’s GAAP net interest (loss) income and non-GAAP net interest income for the three and twelve months ended December 31, 2015.
For the Three Months Ended
December 31, 2015
For the Twelve Months Ended
December 31, 2015
$ 309,781
$ 765,855
Debt repositioning charge
(141,209)
(141,209)
Merger-related expenses
(3,702)
(3,702)
State and local non-income taxes resulting
from the loss on debt repositioning and
recorded in G&A expense
(5,440)
(5,440)
$ 159,430
$ 615,504
The following table presents reconciliations of NYCB’s GAAP non-interest expense and non-GAAP non-interest expense for the three and twelve months ended December 31, 2015.
Adjustments to non-interest expense:
Non-interest expense
(in thousands)
(in thousands)
Net interest (loss) income
Adjustment to net interest (loss) income:
Non-GAAP net interest income
Non-GAAP non-interest expense

(dollars in thousands)						
Total interest						
Total interest						
Borrowed funds						
Total interest						
Net						
Net interest margin						

(dollars in thousands)						
Total interest			%			
Total interest						
Borrowed funds						
Total interest						
Net						
Net interest margin			%

New York Community Bancorp, Inc.

For the Three Months Ended December 31, 2015
GAAP
Non-GAAP
Average
Average
Average
Yield/
Average
Yield/
Balance
Interest
Cost
Balance
Interest
Cost
-earning assets
$44,111,768
$424,501
3.85%
$44,111,768
$  424,501
3.85
%
-bearing deposits
25,866,830
39,219
0.60
25,866,830
39,219
0.60
14,813,371
834,484
22.35
14,813,371
60,728
1.63
-bearing liabilities
40,680,201
873,703
8.52
40,680,201
99,947
0.98
interest (loss)
income
$(449,202)
$324,554
(4.01)%
2.95%
For the Twelve Months Ended December 31, 2015
GAAP
Non-GAAP
Average
Average
Average
Yield/
Average
Yield/
Balance
Interest
Cost
Balance
Interest
Cost
-earning assets
$43,621,969
$1,691,584
3.88
$43,621,969
$1,691,584
3.88
%
-bearing deposits
25,919,090
160,149
0.62
25,919,090
160,149
0.62
14,275,818
1,123,360
7.87
14,275,818
349,604
2.45
-bearing liabilities
40,194,908
1,283,509
3.19
40,194,908
509,753
1.27
interest income
$  408,075
$ 1,181,831
0.94
2.71%
The following tables present reconciliations of NYCB’s GAAP and non-GAAP net interest margins for the three and twelve months ended December 31,
2015.
Reconciliations of GAAP and Non-GAAP Net Interest Margins

New York Community Bancorp, Inc.

Average tangible common stockholders’ equity and average tangible assets are non-GAAP financial measures. The following table presents reconciliations of these non-GAAP measures with the related GAAP measures for the three and twelve months ended December 31, 2015.
Reconciliations of GAAP and Non-GAAP Profitability
Measures
For the Three Months Ended
December 31, 2015
For the Twelve Months Ended
December 31, 2015
(dollars in thousands)
NYCB
Astoria
NYCB
Astoria
Average common
stockholders’ equity
$ 5,819,461
$1,522,952
$ 5,813,636
$1,492,325
Less:  Average goodwill
(2,436,131)
(185,151)
(2,436,131)
(185,151)
Average core deposit intangibles
(3,302)
--
(5,275)
--
Average tangible common stockholders’ equity
$ 3,380,028
$1,337,801
$ 3,372,230
$1,307,174
Average assets
$49,403,650
$15,104,261
$48,870,205
$15,319,981
Less:  Average goodwill
(2,436,131)
(185,151)
(2,436,131)
(185,151)
Average core deposit intangibles
(3,302)
--
(5,275)
--
Average tangible assets
$46,964,217
$14,919,110
$46,428,799
$15,134,830
Net (loss) income
$(404,807)
$18,431
$(47,156)
$88,075
Add back:  Amortization of core deposit intangibles, net of tax
681
--
3,206
--
Less:  Preferred stock dividends
--
(2,193)
--
(8,775)
Adjusted
net (loss) income
$(404,126)
$16,238
$(43,950)
$79,300
Non-GAAP
earnings
(a)
$145,190
n.a.
$502,841
$76,671
GAAP (Loss) Income:
Return on average assets
(3.28)%
0.49%
(0.10)%
0.57%
Return on average tangible assets
(3.44)
0.49
(0.09)
0.58
Return on average common stockholders’ equity
(27.82)
4.26
(0.81)
5.31
Return on average tangible common stockholders’ equity
(47.83)
4.86
(1.30)
6.07
Non-GAAP Earnings:
Return on average assets
1.18%
n.a.
1.03%
0.50%
Return on average tangible assets
1.24
n.a.
1.09
0.51
Return on average common stockholders’ equity
9.98
n.a.
8.65
4.55
Return on average tangible common stockholders’ equity
17.26
n.a.
15.01
5.19
(a)
Please see the reconciliations of NYCB’s GAAP loss and non-GAAP earnings on page 38 and of Astoria’s GAAP and non-GAAP earnings on page 39.
Non-GAAP earnings available to common shareholders
(a)
$67,896